EXHIBIT 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eighteenth Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The eighteenth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 27, 2022 in Beijing. The directors were notified of the Meeting by way of a written notice dated October 13, 2022. All of the Company’s eight directors attended the Meeting. Bai Tao, chairman and executive director of the Company, Huang Xiumei, executive director of the Company, Wang Junhui, non-executive director of the Company, and Huang Yiping, independent director of the Company attended the Meeting in person. Li Mingguang, executive director of the Company, Lam Chi Kuen, Zhai Haitao and Chen Jie, independent directors of the Company attended the Meeting by means of video conference. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by chairman Bai Tao. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the 2022 Third Quarter Report of the Company

The independent directors gave their independent opinions and agreed on the changes in accounting estimates for the third quarter of 2022. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information with respect to the changes in accounting estimates for the third quarter of 2022.

Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for the Solvency Report of the Company for 2022 Third Quarter.

Voting result: 8 for, 0 against, with no abstention

Commission File Number 001-31914

2.	Proposal on Nominating Mr. Zhao Feng as a Candidate for Non-Executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the shareholders’ general meeting for approval. Please see the annex of this announcement for biography of Mr. Zhao Feng.

Voting result: 8 for, 0 against, with no abstention

3.	Proposal on Nominating Mr. Yu Shengquan as a Candidate for Non-Executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the shareholders’ general meeting for approval. Please see the annex of this announcement for biography of Mr. Yu Shengquan.

Voting result: 8 for, 0 against, with no abstention

4.	Proposal on Nominating Ms. Zhuo Meijuan as a Candidate for Non-Executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the shareholders’ general meeting for approval. Please see the annex of this announcement for biography of Ms. Zhuo Meijuan.

Voting result: 8 for, 0 against, with no abstention

5.	Proposal on Nominating Mr. Zhao Guodong as the Board Secretary of the Company

The independent directors gave their independent opinions and agreed on the proposal. Mr. Zhao Guodong has undertaken to participate in the latest qualification training and examination for board secretaries organized by Shanghai Stock Exchange. The qualification of Mr. Zhao Guodong as the board secretary of the Company is subject to the approval of the China Banking and Insurance Regulatory Commission (“CBIRC”). Mr. Li Mingguang will continue to perform the responsibilities of the Board Secretary of the Company before the approval on qualification of Mr. Zhao Guodong as the Board Secretary of the Company is obtained. Please see the annex of this announcement for biography of Mr. Zhao Guodong.

Voting result: 8 for, 0 against, with no abstention

6.	Proposal on Nominating Ms. Hu Jin as the Person in Charge of Finance

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Ms. Hu Jin as the board secretary of the Company is subject to the approval of the CBIRC. The Company has appointed Ms. Hu Jin as the temporary person in charge of finance of the Company before the approval on the qualification of Ms. Hu Jin as the person in charge of finance of the Company is obtained. Please see the annex of this announcement for biography of Ms. Hu Jin.

Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Commission File Number 001-31914

Voting result: 8 for, 0 against, with no abstention

7.	Proposal on Results of Performance Evaluation of Senior Management Members for 2021

Voting result: 8 for, 0 against, with no abstention

8.	Proposal on Remuneration of Directors and Supervisors of the Company for 2021

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the Annual General Meeting for approval. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 8 for, 0 against, with no abstention

9.	Proposal on Remuneration of Senior Management Members of the Company for 2021

The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 8 for, 0 against, with no abstention

10.	Proposal on Amending the Office Meeting System for the President (General Manager and Manager) of the Company

Voting result: 8 for, 0 against, with no abstention

11.	Proposal on Convening the Third Extraordinary General Meeting of the Company for the Year of 2022

The notice of the third extraordinary general meeting of the Company for the year of 2022 will be issued separately.

Voting result: 8 for, 0 against, with no abstention

12.	Proposal on Amending the Rules of Procedures for the Strategy and Assets and Liabilities Management Committee

Voting result: 8 for, 0 against, with no abstention

13.	Proposal on Amending the Rules on Investor Relations Management of the Company

Voting result: 8 for, 0 against, with no abstention

14.	Proposal on Entering into a Concurrent-Business Insurance Agency Business Cooperation Agreement between the Company and China Guangfa Bank Co., Ltd

Commission File Number 001-31914

The transaction constitutes a related party transaction matter of the Company under the regulations of the CBIRC. Affiliated directors Bai Tao and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 6 for, 0 against, with no abstention

15.	Proposal on Renewal of Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital Co., Ltd.

Affiliated directors Bai Tao and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 6 for, 0 against, with no abstention

16.	Proposal on the Framework Agreement for Continuing Connected Transactions with China Life AMP Asset Management Co., Limited.

Affiliated directors Bai Tao, Li Mingguang, Huang Xiumei and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 4 for, 0 against, with no abstention

17.	Proposal on the Connected Transaction of Acquisition of Equity Interest in China Life (Tianjin) Aged-Care and Healthcare Investment Company Limited

Affiliated directors Bai Tao and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. This transaction has triggered the disclosure requirement under the listing rules of the Hong Kong Stock Exchange. Please refer to a separate announcement filed by the Company on the website of Hong Kong Stock Exchange on the same date of this announcement for detailed information.

Voting result: 6 for, 0 against, with no abstention

18.	Proposal on the Company’s Budget for Investment in Fixed Assets for the Year of 2022

Voting result: 8 for, 0 against, with no abstention

19.	Proposal on the Company’s Plan and Authorization regarding Investment in Self-Use Real Estate for the Year of 2022

Voting result: 8 for, 0 against, with no abstention

Commission File Number 001-31914

20.	Proposal on Establishment of Anti-Money Laundering Center/Shared Service Center (Risk Control Sector) by the Company

Voting result: 8 for, 0 against, with no abstention

21.	Proposal on Authorization of Matters Relating to the Rules on the Distribution of Investment Returns on Exclusive Commercial Pension Insurance

Voting result: 8 for, 0 against, with no abstention

For detailed information on the proposals that the Board agreed to submit to the shareholders’ general meeting for approval, please refer to the notice of annual general meeting and meeting materials to be separately published by the Company.

Board of Directors of China Life Insurance Company Limited

October 27, 2022

Commission File Number 001-31914

Annex

Biography of Mr. Zhao Feng

Mr. Zhao Feng, born in June 1972, is the Chief Information Technology Officer and the General Manager of the Financial Technology Department of China Life Insurance (Group) Company. From 2017 to 2021, he successively served as the Chief Information Technology Officer and Vice President of China Life Property and Casualty Insurance Company Limited, and successively held the concurrent position as the General Manager of each of its Information Technology Department, the Financial Technology Center and Guangxi Branch. He served as an Assistant to the General Manager, the Deputy General Manager and General Manager of the Information Technology Department of China Life Insurance (Group) Company from 2004 to 2017. Mr. Zhao, a senior engineer, graduated from Harbin University of Science and Technology with a bachelor’s degree in engineering.

Biography of Mr. Yu Shengquan

Mr. Yu Shengquan, born in March 1965, is the Chief Financial Officer of China Life Insurance (Group) Company and a Director of each of China Life Ecommerce Company Limited and China Life Investment Management Company Limited. From 2016 to 2021, he served as the General Manager of the Finance Department of China Life Insurance (Group) Company and successively held the concurrent position as a Director of each of China Life Insurance Sales Company Limited and Singapore Branch of China Life Insurance (Overseas) Company Limited. He successively served as the Vice President of China Life Insurance (Overseas) Company Limited and the Deputy General Manager of Guangdong Branch of the Company from 2015 to 2016, and an Assistant to the General Manager and the Deputy General Manager of the Finance and Accounting Department of China Life Insurance (Group) Company from 2009 to 2015. Mr. Yu, a senior accountant, graduated from Jiangxi College of Finance and Economics and the National University of Singapore with a master’s degree in management.

Biography of Ms. Zhuo Meijuan

Ms. Zhuo Meijuan, born in July 1964, is the General Manager of the Business Management Department of China Life Insurance (Group) Company. From 2016 to 2019, she served as the Deputy General Manager (at the department general manager level) of the Business Management Department of China Life Insurance (Group) Company. She served as the Secretary to the Discipline Inspection Committee and the Deputy General Manager (at the department general manager level of the head office) of Tianjin Branch of the Company from 2013 to 2016, and the Deputy General Manager of the Business Management Department of China Life Insurance (Group) Company from 2006 to 2013. Ms. Zhuo, a senior economist, graduated from Fujian Agricultural College and the Open University of Hong Kong with a master’s degree in business administration.

Biography of Mr. Zhao Guodong

Mr. Zhao Guodong, born in November 1967, became an Assistant to the President in October 2019. From 2016 to 2022, he served as the Deputy General Manager (responsible for daily operation) and General Manager of the Chongqing Branch of the Company, the General Manager of the Hunan Branch of the Company, and the General Manager of the Jiangsu Branch of the Company. From 2007 to 2016, he successively served as the Deputy General Manager of the Fujian Branch and the Deputy General Manager of the Hunan Branch of the Company. From 2001 to 2007, he was the Deputy General Manager of the Changde Branch in Hunan and the General Manager of the Yiyang Branch of the Company. Mr. Zhao, a senior economist, graduated from Hunan College of Computer Science majoring in computer software in 1988, and from China Central Radio and TV University majoring in business administration in 2006.